As filed with the Securities and Exchange Commission on June 11, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934



02038257

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2000.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _________ to _________

Commission file number 0-14680

Genzyme Surgical Products Corporation Savings and Investment Plan

(Full Title of the Plan)

Genzyme Corporation
One Kendall Square
Cambridge, Massachusetts 02139
(617) 252-7500

(Name, address and telephone number of issuer of the securities held pursuant to the plan)

Genzyme Surgical Products Corporation
Savings and Investment Plan
Index to Financial Statements and Additional Information

Page(s)

---

*Certain supplemental schedules required by the regulations of the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Plan Administrator of the
Genzyme Surgical Products Corporation Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits, after the restatement described in note 6, present fairly, in all material respects, the net assets available for benefits of Genzyme Surgical Products Corporation Savings and Investment Plan (the "Plan") at December 31, 2000, 1999 and 1998, and the changes in net assets available for benefits for the years ended December 31, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

December 4, 2001

Genzyme Surgical Products Corporation
Savings and Investment Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2000, 1999 and 1998

	2000	1999	1998 (Restated)
Assets			
Investments, at fair value:			
Registered investment companies and pooled separate accounts	$ 23,254,028	$ 22,980,112	$ 18,309,682
Genzyme General Division common stock fund	121,068	-	-
Pfizer Inc. common stock fund	-	1,760,007	2,521,250
Participant loans	416,550	500,063	478,827
Total investments	23,791,646	25,240,182	21,309,759
Receivables:			
Employer contribution (Notes 1, 5 and 6)	1,692,384	1,596,063	1,430,402
Cash and cash equivalents	-	471	249
Net assets available for plan benefits	$ 25,484,030	$ 26,836,716	$ 22,740,410

The accompanying notes are an integral part of these financial statements.

Genzyme Surgical Products Corporation
Savings and Investment Plan
Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 2000 and 1999

	2000	1999
Additions:		
Contributions:		
Employee contributions	3,206,899	1,841,087
Employer contributions (Note 1)	447,832	1,071,840
Rollovers	1,995	213,552
Net appreciation (depreciation)	(746,492)	2,855,575
Investment income	-	67,068
Total additions	2,910,234	6,049,122
Deductions:		
Distributions	4,256,155	1,946,086
Administrative fees	6,765	6,730
Total deductions	4,262,920	1,952,816
Change in net assets available for plan benefits	(1,352,686)	4,096,306
Net assets beginning of year	26,836,716	22,740,410
Net assets end of year	$ 25,484,030	$ 26,836,716

The accompanying notes are an integral part of these financial statements.

1. Plan Description

Deknatel, Inc., established the Deknatel Savings and Investment Plan (the "Plan"), effective November 20, 1991, to provide a long-range program of systematic savings for eligible employees (the "Participants"). In April 1994, Deknatel acquired Snowden-Pencer, Inc. Subsequently, in September 1995, Deknatel, Inc. and Snowden-Pencer, Inc. merged and the surviving entity was named DSP Worldwide, Inc. ("DSP"). In July 1996, Genzyme Corporation ("Genzyme" or the "Company") acquired DSP, which it maintained as a wholly-owned subsidiary. In October 1997, DSP's name was changed to Genzyme Surgical Products Corporation ("GSP"). The Plan is a defined contribution plan covering substantially all full-time employees of the former DSP. The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), which includes a qualified cash or deferred arrangement, as described in Section 401(k) of the Code, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Plan Amendments

Effective December 22, 1999, the Plan was amended resulting in the following changes:

- the Plan's name was changed from Deknatel Savings and Investment Plan to Genzyme Surgical Products Corporation Savings and Investment Plan; and
- Participants were required to have attained the age of 21 before entering the Plan.

Effective September 1, 2001, the Plan was amended and restated, resulting in the changes to the Plan set forth below.

- A four-year vesting schedule was implemented for the employer match with an initial 20% vesting at the time of the employee's eligibility and subsequent 20% vesting each year for the next four years. Prior to the amendment, a five year vesting schedule was in effect.
- All Participants as of August 31, 2000 were 100% vested.
- Newly hired employees are allowed to enroll in the Plan on a pay period to pay period basis. Prior to the amendment, employees could enroll only on the first day of the month following their date of hire.
- Participants can modify their contribution percentages on a pay period to pay period basis, instead of only on a quarterly basis.
- Participants can change allocations among the investment options anytime, instead of only on a quarterly basis.
- Participants are no longer allowed to make after-tax contributions to the Plan.
- Participants can contribute annually to the Plan on a pre-tax basis through salary reduction agreements between 1% and 18% of their eligible compensation (as defined by the Plan), up to a maximum of $10,500. Prior to the amendment, Participants were allowed to contribute

between 2% and 15% of their eligible compensation to the Plan, subject to the applicable Internal Revenue Service ("IRS") limitations.

- An annual true-up to the employer match account was added to the Plan. The annual true-up is an adjustment to the employer match account made at year-end for Participants who were not otherwise able to maximize their company match due to circumstances such as reaching the Code maximum prior to year-end or making changes in their percentage contribution throughout the year.

- Changes to the Plan were made in order to comply with recent tax legislation collectively know as G.U.S.T. (the Uruguay Round Agreements Act of 1994 (GATT), the Uniformed Services Employment and Reemployment Rights Act, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the IRS Restructuring and Reform Act of 1998, and the Community Renewal Tax Relief Act of 2000), and various regulations associated with such legislation, and to make other desired changes.

Other changes to the Plan that were made that did not require a Plan amendment are as follows:

Effective September 1, 2000, the following new funds were added to the Plan:

- Fidelity Puritan Account
- CIGNA Charter Large Company Stock Index Fund
- PBHG Growth Account
- Templeton Foreign Account
- Janus Account
- Fidelity Advisor Growth Opportunities Account
- INVESCO Small Company Growth Account
- Lazard International Equity Account
- CIGNA Charter Core Bond Fund
- INVESCO Dynamics Account
- CIGNA Charter Small Company Stock – Value I Fund (Berger)
- CIGNA Charter Small Company Stock – Growth Fund (Fiduciary Trust)
- Putnam Voyager Fund
- CIGNA Charter Guaranteed Income Fund
- CIGNA Charter Guaranteed Securities Separate Account
- Genzyme General Division Common Stock Fund

Effective September 1, 2000, the follow funds were removed from the Plan:

- Short-Term Investment Fund
- S&P 500 Index Stock Fund
- Bond Fund
- Balanced Stock & Bond Fund
- Multi-Sector Growth Fund
- International Equity Fund
- Pfizer Inc. Common Stock Fund

Effective September 1, 2000, the plan recordkeeper changed from John Hancock Mutual Life Insurance Company to CIGNA Retirement & Investment Services ("CIGNA").

Effective December 30, 2000, the Plan was frozen. As of that date, no new contributions from Participants or the Company have been accepted and no new Participants have been allowed to enter the Plan. Existing Participants continue to have full access to their Plan account balances, including the ability to initiate fund transfers among the available investment options, loans and hardship distributions.

Plan Administration

The Plan is administered by a benefits committee (the "Committee") which represents Genzyme, the plan sponsor. The Committee consists of at least three persons who are appointed by Genzyme's Board of Directors. The Committee has the authority to determine the eligibility of employees, interpret the Plan and make final decisions in disputes involving the rights of any Participant's interest in the Plan. The Committee also has responsibility for the general administration of the Plan.

Investment Options

Effective September 1, 2000, the following investment options were made available to Participants in increments of 1%:

- CIGNA Separate Accounts:
  - The Fidelity Puritan Account
  - The CIGNA Charter Large Company stock Index Fund
  - The PBHG Growth Account
  - The Templeton Foreign Account;
  - The Janus Account;
  - The Fidelity Advisor Growth Opportunities Account;
  - The INVESCO Small Company Growth Account
  - The Lazard International Equity Account
  - The CIGNA Charter Core Bond Fund
  - The INVESCO Dynamics Account
  - The CIGNA Charter Small Company Stock – Value I Fund (Berger)
  - The CIGNA Charter Small Company Stock – Growth Fund (Fiduciary Trust)

- The Putnam Voyager Fund

- CIGNA Guaranteed Investment Contracts

  The CIGNA Charter Guaranteed Income Fund – This fund offers Participants a fixed income fund to provide yield returns relative to comparable guaranteed fixed income investment funds. CIGNA maintains the contributions in a pooled account. The fund holds contracts which are included in the financial statements at contract value, which approximates market value and represents contributions made under the contract, plus credited interest, less withdrawals and administrative expenses because it is fully benefit responsive. The average yield and crediting interest rate is based on an agreed-upon formula with the issuer but cannot be less than zero.

  The CIGNA Charter Guaranteed Securities Separate Account – This fund also offers Participants a fixed income fund, which is composed primarily of publicly traded investment-grade, intermediate-term securities. Principal and interest are guaranteed by CIGNA's Connecticut General Life Insurance Company. CIGNA maintains the contributions in a pooled account. The contract is included in the financial statements at contract value, which approximates market value and represents contributions made under the contract, plus credited interest, less withdrawals and administrative expenses because it is fully benefit responsive. The crediting interest rate is based on an agreed-upon formula with the issuer but cannot be less than zero.

The Genzyme General Division Common Stock Fund – This fund is currently invested solely in shares of Genzyme General Division common stock, which we refer to as "Genzyme General Stock". Amounts contributed to the Genzyme General Division Common Stock Fund may be invested in other short-term investments pending the purchase of Genzyme General Stock. During 2000, all contributions to this fund were participant directed.

Prior to September 1, 2000, Participants were allowed to direct their contributions and employer-match contributions among six separate John Hancock investment funds in increments of 5%. A description of each investment option is provided below.

- Short-Term Investment Fund – This fund invests in cash equivalents and is similar to a money market fund. The maximum maturity of any security in the fund is 18 months.
- S&P Index Stock Fund – This fund is a diversified portfolio of common stocks designed to track the S&P 500 Index.
- Bond Fund – This fund invests in high-quality corporate and government fixed-income securities.
- Balanced Stock & Bond Fund – This fund invests in a combination of common stocks and high-grade corporate and government fixed-income securities.
- Multi-Sector Growth Fund – This fund emphasizes a mid-cap stock of companies in expected high-growth sectors of the economy.
- International Equity Fund – This fund invests in foreign markets with favorable growth and/or valuation characteristics.

Pfizer, Inc. Common Stock Fund

During 1992, certain Plan Participants who had participated in a predecessor plan prior to November 20, 1991, elected to roll over into the Plan their vested balances from the predecessor plan. The Pfizer, Inc. ("Pfizer") Common Stock Fund was a separate fund (the "Pfizer Stock Fund") within the Plan into which no additional Participant or employer contributions could be directed. Notwithstanding the above, dividends received on shares held within the Pfizer Stock Fund could be used to purchase additional shares of Pfizer common stock, and investments in the Pfizer Stock Fund could be sold at the Participant's election and transferred into any other investment option. During 2000, the Pfizer Stock Fund investment option was discontinued and Participants were given the choice of either taking an in-service distribution of their Pfizer Stock Fund (an in-service distribution means that the Participants were allowed to transfer their shares of Pfizer Stock in-kind out of the Plan) or transferring the balance of their Pfizer Stock Fund into the Plan's other investment options before September 1, 2000.

Employee Contributions

Effective September 1, 2000, employee Participants can contribute on a pre-tax basis through salary reduction agreements between 1% and 18% of their eligible compensation (as defined by the Plan), up to a maximum of $10,500, to the Plan each year. Changes in deferral percentages are permitted on a pay period to pay period basis. A Participant's salary reduction contribution for a Plan year may be further limited by the administration rules of the Code if the Participant is considered to be a highly compensated employee within the meaning of the Code. Participant contributions are allocated into the Plan fund(s) as directed by the Participant and may be redirected at anytime. After tax contributions to the Plan are not allowed.

New employees with funds held under a previous employer's qualified plan are permitted to invest such funds into the Plan. These investments are classified as "rollovers" on the accompanying statement of changes in net assets available for plan benefits.

Prior to September 1, 2000, Participants were allowed to contribute on a pre-tax basis between 2% and 15% of their annual eligible compensation through payroll deductions, not to exceed the applicable annual IRS maximum contribution limit. After tax contributions were also allowed to be made as long as they did not exceed 10% of annual compensation. Total pretax and after-tax contributions could not exceed 15% of annual compensation. Employee contributions were made into the fund(s) as directed by Participants and could be redirected on a quarterly basis.

Employer Contributions

Participants receive an employer-match contribution equal to 100% of the first 2% of pre-tax contributions and 50% of the next 4% of pre-tax contributions, as allowed by Section 401(k) of the Code. Employer contributions were limited to the maximum amount that, together with employee contributions to the Plan for a plan year, is deductible under Sections 404(a)(3) and (a)(7) of the Code, or such other federal income tax statutory provisions as may be applicable. Effective September 1, 2000, an annual true-up feature was added to the Plan. The annual true-up is an adjustment to the employer match account made at year-end for Participants who were not otherwise able to maximize their company match due to circumstances such as reaching the Code maximum prior to year-end, or changing their percentage contribution throughout the year. See Note 5 regarding a pending corrective employer contribution.

Participant and Forfeited Accounts

An individual account is maintained for each of the Plan's Participants to reflect the Participant's share of the Plan's investment income, the employer's contribution and the Participant's contribution. Investment income or loss is allocated based on the balances of Participants' individual accounts. Forfeitures are used to reduce future employer contributions. Forfeitures equaled $84,249, $95,447, and $124,594 as of December 31, 2000, 1999 and 1998, respectively.

Vesting

Participant pre-tax contributions, rollover contributions, non-elective contributions and prior voluntary contributions are 100% vested. Effective September 1, 2000, a Participant becomes vested in the Company's contributions ratably over the first four years of service. All Participants as of August 31, 2000 were 100% vested. Participants become fully vested if they reach the Plan's normal retirement age while employed, become permanently or totally disabled while employed or die while employed. Prior to September 1, 2000, a Participant became vested in the Company's contribution and earnings ratably over the first five years of service.

Benefits and Withdrawals

Contributions may be withdrawn from the Plan only upon demonstration of hardship, as defined in the Summary Plan Description, unless the Participant (or survivor) requesting such withdrawal has attained the age of 59 ½, died or terminated employment. Effective September 1, 2000, at the time of a Participant's termination of employment, retirement or at a later date, if so elected, the Participant's account balance will be distributed to the Participant at the Participant's election in the form of a lump-sum payment. This lump-sum payment includes cash and, at the Participant's election, may include some or all of the Participant's holdings of Genzyme General Stock.

Prior to September 1, 2000, Participants were allowed to elect to withdraw all or any portion of their after-tax contribution, employer-match account or rollover amounts. Withdrawal from the employer matching account is only permitted if the contributions have been held in the Plan for at least two years or the Participant has participated in the Plan for at least five years. At the time of a Participant's retirement or at a later date, if so elected, the Participant's account balance was distributed to the Participant at the Participant's election in the form of a lump-sum payment. This lump-sum payment included cash and may have included some or all of the Participant's holdings of Pfizer common stock as elected by the Participant. Distributions also included amounts removed from the Plan by terminated employees.

Loans to Participants

Participants who are employees of the Company may obtain a loan from the Plan collateralized by one-half of the Participant vested interest in the Plan. No loan may exceed the lesser of one half of the vested interest of a Participant or $50,000, and each loan must be at least $1,000. Repayment of loans is made in equal installments through payroll deductions over a term generally not to exceed five years. However, if the Participant is obtaining the loan to purchase a primary residence, a longer repayment period may be allowed. Loan transactions are treated as net interfund transfers to or from investment funds, from or to the Participant loan fund, as applicable. All loans must bear interest at market rates. As repayments are made, both interest and principal are added back to other investment funds in which the Participant's account is invested.

Effective September 1, 2000, a Participant may not obtain a loan unless the Committee approves the transaction as being in compliance with applicable legal requirements and the terms of the Plan. The Committee determines the interest rate applicable to each loan. At December 31, 2000, all loans bear interest rates between 7.25% and 13.5% and mature through 2025. A written repayment schedule specifies the date and payment amount necessary to amortize the loan. The specific loan repayment period for a loan used to purchase a principal residence is determined by the Committee.

Prior to September 1, 2000, the maximum repayment period for a loan used to purchase a principal residence was specified as 25 years, and was required to be repaid before the Participant's normal retirement date.

The Plan had Participant loans outstanding of $416,550 at December 31, 2000, $500,063 at December 31, 1999 and $478,827 at December 31, 1998. These outstanding loans are classified as participant-directed investments on the accompanying statements of net assets available for Plan benefits.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting.

Cash Equivalents

The Plan considers cash equivalents to be short-term, highly liquid investments, with initial maturities of less than three months.

Income Recognition

Interest income is recorded, as earned, on an accrual basis. Dividend income is recorded on the ex-dividend date.

Purchases and sales of securities are reflected on a trade-date basis. Gain or loss on sales of investments is based on average cost. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Investment Valuation

Units of participation in the CIGNA separate accounts are valued at net asset value as reported to the Plan by CIGNA Bank and Trust Company, FSB, the Custodian and Trustee of the Plan. Registered investment companies are stated at Net Asset Value and common stock investments are stated at fair value, based upon quoted market prices in an active market on the last business day of the Plan year. Participant loans are valued at cost plus accrued interest, which approximates fair value.

The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments. Security transactions are accounted for on the trade date.

Dividend and interest income is recorded as earned using the accrual basis.

The fair market value of individual assets that represent 5% or more of the Plan's net assets as of December 31, 2000, 1999 and 1998 are as follows:

	2000	1999	1998
Charter Large Company Stock Index Fund	$ 13,151,535	$ -	$ -
Charter Guaranteed Securities Separate Account	1,295,595	-	-
Pfizer, Inc. Common Stock	-	1,760,007	2,521,250
INVESCO Dynamics Account	1,799,677	-	-
John Hancock Short-Term Investment Fund	-	1,827,671	1,343,771
Fidelity Puritan Account	4,894,183	-	-
John Hancock S&P 500 Index Stock Fund	-	14,873,884	11,652,623
John Hancock Balanced Stock & Bond Fund	-	4,611,688	4,233,989

During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(746,492) and $2,855,575, respectively as follows:

	2000	1999
Net appreciation (depreciation) in fair value of		
Registered investment companies	$ (71,985)	$ 3,366,428
Pooled separate accounts	(1,438,063)	-
Common stock	763,556	(510,853)
Net appreciation (depreciation)	$ (746,492)	$ 2,855,575

Administrative Expenses

Effective September 1, 2000, Genzyme provides certain administrative and recordkeeping services for the Plan at no cost to the Participants. In addition, Genzyme pays the Trustee fees and other related costs on behalf of the Plan. Prior to September 1, 2000, all administrative expenses of the Plan were paid by Genzyme with the exception of certain Trustee and recordkeeping fees which were paid by the Plan. These Trustee and recordkeeping fees are classified as Administrative fees on the accompanying Statements of Changes in Net Assets Available for Plan Benefits.

Contributions and Benefit Payments

Employee contributions and matching employer contributions are recorded in the period the payroll deductions are made. Benefits are recorded when paid.

Use of Estimates

The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Committee to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, changes in the values of investment securities can occur and those changes could materially affect Participant account balances, the amounts reported in the statement of net assets available for plan benefits, and the statement of changes in net assets available for plan benefits.

Qualification Under the Internal Revenue Code

The IRS determined and informed DSP by a letter dated June 10, 1993, that the Plan and related trust were designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. On December 28, 2001 Genzyme requested a favorable letter of determination from the IRS with respect to the tax-qualified status of the Plan. The Plan was designed based upon a prototype plan that has been previously granted tax-qualified status by the IRS. The Committee believes that the Plan is designed and currently is being operated in material compliance with all applicable requirements of the Code and ERISA. Therefore, no provision for income taxes has been included in the Plan's financial statements. See Note 5 for information on a determination letter filing.

3. Amendment or Termination of the Plan

Genzyme reserves the right to terminate the Plan at any time or amend it in any manner advisable. No amendment may adversely affect the nonforfeitable interests of Participants in their accounts or permit the use or diversion of any part of the Plan other than for the exclusive benefit of the Participants or their beneficiaries (subject to Plan provisions permitting payment of fees and expenses). No merger, consolidation, or transfers of assets or liabilities of the Plan may reduce the Participant's interest accrued to the date of the merger, consolidation, or transfer. If Genzyme discontinues its contributions, or if the Plan is fully or partially terminated, the affected Participant's rights to benefits will remain fully vested if vested prior to such action.

4. Related Parties

Certain investments are managed by CIGNA Bank and Trust Company, FSB, the Custodian and Trustee of the Plan. Prior to September 1, 2000, John Hancock, the former Custodian and Trustee of the Plan managed the Plan's investments. As such, CIGNA and John Hancock are each considered to be parties-in-interest to the Plan. Fees paid to CIGNA and John Hancock are deemed to be party-in-interest transactions. Participant loans are also considered party-in-interest transactions.

In July 1997, $1,027,953 was transferred from Snowden-Pencer Profit Sharing Plan into the Plan. Included in that amount was a $697,369 interest-free, unsecured loan from GSP designed to restore participant account balances pending the outcome of claims related to trading activities by investment managers and brokers that allegedly violated their contractual, statutory and fiduciary obligations to the Trustees. In January 1999, the Plan collected a settlement from the investment managers and brokers and repaid the loan to GSP.

5. Subsequent Events

GSP Merger

In January 2001, Genzyme Surgical Products Corporation, a wholly-owned subsidiary of Genzyme, was merged with and into Genzyme, the sponsor of the Plan.

Pending Corrective Employer Contribution

On September 19, 2001, Genzyme requested from the IRS a compliance statement for the Plan under the Voluntary Correction of Operational Failures Standardized procedure of the Voluntary Correction Program. Genzyme determined that there had been an operational error in the administration of the Plan arising from a misinterpretation of the term used by the Plan to mean compensation on which contributions were based, resulting in the failure to include certain amounts in compensation of eligible employees for purposes of determining elective contributions and matching contributions to the Plan. The operational failure was a failure to include overtime and shift differential pay in the compensation of the Participants when calculating elective contributions and employer matching contributions to the Plan. The years in which the operational failure occurred were Plan Years 1991 through August 2000.

Plan Changes in 2001

On October 4, 2001, the Genzyme Board of Directors approved the following:

- The Genzyme Benefits Plans Committee was established to replace the GSP Plan Committee and shall succeed to all of the respective powers and duties of such committee.

- The Compensation Committee of Genzyme's Board of Directors was authorized to perform any acts permitted or required to be performed by the Board of Directors under the terms of the GSP Plan.

On November 1, 2001, the following new investment options were added to the Plan:

- Large Cap Value/Wellington Management Fund
- Mid Cap Growth/Artisan Partners
- Mid Cap Value/Wellington Management Fund

Filing for Favorable Determination Letter
On December 28, 2001, Genzyme requested a favorable letter of determination from the IRS with respect to the tax-qualified status of the Plan.

6. Corrective Action and Restatement of Financial Statements

To correct the defect described in Note 5, Genzyme will make a corrective contribution, adjusted for earnings, on behalf of each affected Participant. For the years ended December 31, 2000 and 1999, the financial statements include the correcting contribution within employer contributions. The December 31, 1998 statement of changes in net assets available for plan benefits has been restated to reflect the accumulated employer correcting contribution receivable as of that date. Prior to the restatement, net assets available for plan benefits as of December 31, 1998 were $21,310,008. The restatement increased net assets available for plan benefits by $1,430,402 to $22,740,410 as of December 31, 1998.

Genzyme Surgical Products Corporation
Savings and Investment Plan
Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 2000

Identity of Investment	Number of Units/Shares	Historical Cost	Market Value
Fidelity Puritan Account*	140,458	**	$4,894,183
Charter Large Company Stock Index Fund*	184,184	**	13,151,535
PBHG Growth Account*	1,245	**	47,126
Templeton Foreign Account*	216	**	3,182
Janus Account*	7,146	**	420,216
Fidelity Advisor Growth Opportunities Account*	1,393	**	92,064
INVESCO Small Company Growth Account*	6,628	**	243,253
Lazard International Equity Account*	21,293	**	411,545
Charter Core Bond Fund*	68,363	**	755,373
INVESCO Dynamics Account*	52,100	**	1,799,677
Charter Small Company Stock -Value I Fund (Berger)*	5,173	**	74,950
Charter Small Company Stock-Growth Fund (Fiduciary Trust)*	1,937	**	33,206
Putnam Voyager Fund	127	**	2,968
Charter Guaranteed Income Fund*	919	**	29,155
Charter Guaranteed Securities Separate Account*	104,755	**	1,295,595
Genzyme General Division Common Stock Fund*	1,335	**	121,068
Participant Loans* (with interest rates between 7.25% and 13.50% maturing through 2005)			416,550
			$23,791,646

* Represents a party-in-interest to the Plan.

** Participant-directed amounts are not required to be disclosed

Genzyme Surgical Products Corporation
Savings and Investment Plan
Schedule II - Schedule of Assets Held for Investment Purposes as of December 31, 1999

Identity of Investment	Number of Units/Shares	Historical Cost	Market Value
Pfizer Inc. Common Stock*	54,254	**	1,760,007
John Hancock Short-term Investment Fund*	55,425	**	1,827,671
John Hancock S&P 500 Index Stock Fund*	235,458	**	14,873,884
John Hancock Bond Fund*	5,278	**	698,256
John Hancock Balanced Stock & Bond Fund*	22,502	**	4,611,688
John Hancock Multi-Sector Growth Fund*	42,259	**	764,895
John Hancock International Equity Fund*	15,410	**	203,718
Participant Loans* (with interest rates between 6% and 13% Maturing through 2009)			500,063
			$25,240,182

* Represents a party-in-interest to the Plan.

** Participant-directed amounts are not required to be disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Genzyme Surgical Products Corporation Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENZYME SURGICAL PRODUCTS CORPORATION
SAVINGS AND INVESTMENT PLAN

By: Genzyme Benefit Plan Committee

Date: June 10, 2002

By: ______________________
Robert Hesslein